Exhibit 99.2

PUHUI WEALTH INVESTMENT MANAGEMENT CO., LTD.

FORM OF CONVERTIBLE DEBENTURE ISSUED WITH AN ORIGINAL ISSUE DISCOUNT DUE FEBURARY 20, 2022

Debenture No.	$2,750,000.00

Dated: August 20, 2021 (the “Issuance Date”)

For value received, PUHUI WEALTH INVESTMENT MANAGEMENT CO., LTD., a Cayman Islands company (the “Maker” or the “Company”), hereby promises to pay to the order of [***] (together with its successors and representatives, the “Holder”), in accordance with the terms hereinafter provided, the principal amount of TWO MILLION SEVEN HUNDRED AND FIFTY THOUSAND DOLLARS ($2,750,000.00) (the “Principal Amount”).

All payments under or pursuant to this Convertible Debenture (this “Debenture”) shall be made in United States Dollars in immediately available funds to the Holder at the address of the Holder set forth in the Purchase Agreement (as hereinafter defined) or at such other place as the Holder may designate from time to time in writing to the Maker or by wire transfer of funds to the Holder’s account, instructions for which are attached hereto as Exhibit A. The outstanding principal balance of this Debenture shall be due and payable on February 20, 2022 (the “Maturity Date”) or at such earlier time as provided herein. In the event that the Maturity Date shall fall on Saturday or Sunday, such Maturity Date shall be the next succeeding Business Day. All calculations made pursuant to this Debenture shall be rounded down to three decimal places.

ARTICLE 1

1.1 Purchase Agreement. This Debenture has been executed and delivered pursuant to the Securities Purchase Agreement, dated as of August 18, 2021 (as the same may be amended from time to time, the “Purchase Agreement”), by and between the Maker and the Holder. Capitalized terms used and not otherwise defined herein shall have the meanings set forth for such terms in the Purchase Agreement.

1.2 Interest.

(a) Original Issue Discount/Payment of Interest. In addition to interest, this Debenture has been issued for an original issue discount of ten percent (10%). The Company shall pay interest to the Holder on the aggregate unconverted and then outstanding principal amount of this Debenture at the rate of eight percent (8%) per annum, payable, at the Holder’s option, in cash or Conversion Shares, on each Conversion Date (as to that principal amount then being converted) and on the Maturity Date, by accreting such accrued interest to the principal amount of this Debenture.

(b) Interest Calculations. Interest shall be calculated on the basis of a 360-day year, consisting of twelve 30 calendar day periods, and shall accrue daily commencing on the Issuance Date until payment in full of the outstanding principal, together with all accrued and unpaid interest, liquidated damages and other amounts which may become due hereunder, has been made or until the Outstanding Principal Amount and all accrued and unpaid interest is converted pursuant to Article 3 hereof. Interest shall cease to accrue with respect to any principal amount converted, provided that, the Company actually delivers the Conversion Shares within the time period required by Section 3.1(a) herein.

1.3 Prepayment. Except as otherwise set forth in this Debenture, the Company may not prepay any portion of the principal amount of this Debenture without the prior written consent of the Holder.

1.4 Delisting from a Trading Market. If at any time the Ordinary Share cease to be listed on a Trading Market, (i) the Holder may deliver a demand for payment to the Company and, if such a demand is delivered, the Company shall, within ten (10) Business Days following receipt of the demand for payment from the Holder, pay all of the Outstanding Principal Amount or (ii) in lieu of delivering a demand for payment pursuant to clause (i) immediately preceding, the Holder may, at its election, upon notice to the Company exercise its right to convert all or a portion of the Outstanding Principal Amount in accordance with Section 3.1 hereafter.

1.5 Payment on Non-Business Days. Whenever any payment to be made shall be due on a day which is not a Business Day, such payment may be due on the next succeeding Business Day.

1.6 Transfer. This Debenture may be transferred or sold, subject to the provisions of Section 5.8 of this Debenture, or pledged, hypothecated or otherwise granted as security by the Holder.

1.7 Replacement. Upon receipt of a duly executed and notarized written statement from the Holder with respect to the loss, theft or destruction of this Debenture (or any replacement hereof), or, in the case of a mutilation of this Debenture, upon surrender and cancellation of such mutilated Debenture, the Maker shall issue a new Debenture, of like tenor and amount, in lieu of such lost, stolen, destroyed or mutilated Debenture.

1.8 Use of Proceeds. The Maker shall use the proceeds of this Debenture as set forth in the Purchase Agreement.

1.9 Status of Debenture and Security Interest. The obligations of the Maker under this Debenture shall be unsecured and junior to all other existing and future Indebtedness and equity of the Company.

1.10 Tax Treatment. The Maker and the Holder agree that for U.S. federal income tax purposes, and applicable state, local and non-U.S. income tax purposes, this Debenture is not intended to be, and shall not be, treated as indebtedness. Neither the Maker nor the Holder shall take any contrary position on any tax return, or in any audit, claim, investigation, inquiry or proceeding in respect of Taxes, unless otherwise required pursuant to a final determination within the meaning of Section 1313 of the Internal Revenue Code of 1986, as amended (the “Code”), or any analogous provision of applicable state, local or non-U.S. law.

ARTICLE 2

2.1 Events of Default. An “Event of Default” under this Debenture shall mean the occurrence of any of the events defined in the Purchase Agreement, and any of the additional events described below:

(a) any default in the payment of (i) the Principal Amount hereunder when due; or (ii) liquidated damages in respect of this Debenture as and when the same shall become due and payable (whether on the Maturity Date or by acceleration or otherwise);

(b) the Maker shall fail to observe or perform any other covenant, condition or agreement contained in this Debenture or any Transaction Document shall fail to observe or perform any covenant, condition or agreement contained in any Transaction Document to which it is a party;

(c) the Maker’s notice to the Holder, including by way of public announcement, at any time, of its inability to comply (including for any of the reasons described in Section 3.6(a) hereof) or its intention not to comply with proper requests for conversion of this Debenture into Ordinary Shares;

(d) the Maker shall fail to (i) timely deliver the Ordinary Shares as and when required in Section 3.2; or (ii) make the payment of any fees and/or liquidated damages under this Debenture, the Purchase Agreement or the other Transaction Documents;

(e) default shall be made in the performance or observance of any material covenant, condition or agreement contained in the Purchase Agreement or any other Transaction Document that is not covered by any other provisions of this Section 2.1;

(f) at any time the Maker shall fail to have a sufficient number of Ordinary Shares authorized, reserved and available for issuance to satisfy the potential conversion in full (disregarding for this purpose any and all limitations of any kind on such conversion) of this Debenture;

(g) any representation or warranty made by the Maker or any of its Subsidiaries herein or in the Purchase Agreement, this Debenture or any other Transaction Document shall prove to have been false or incorrect or breached in a material respect on the date as of which made;

(h) unless otherwise approved in writing in advance by the Holder, the Maker shall, or shall announce an intention to pursue or consummate a Change of Control, or a Change of Control shall be consummated, or the Maker shall negotiate, propose or enter into any agreement, understanding or arrangement with respect to any Change of Control;

(i) the Maker or any of its Subsidiaries shall (A) default in any payment of any amount or amounts of principal of or interest (if any) on any Indebtedness (other than the Indebtedness hereunder), the aggregate principal amount of which Indebtedness is in excess of $250,000 or (B) default in the observance or performance of any other agreement or condition relating to any such Indebtedness or contained in any instrument or agreement evidencing, securing or relating thereto, or any other event shall occur or condition exist, the effect of which default or other event or condition is to cause, or to permit the holder or holders or beneficiary or beneficiaries of such Indebtedness to cause with the giving of notice if required, such Indebtedness to become due prior to its stated maturity;

(j) the Maker or any of its Subsidiaries shall: (i) apply for or consent to the appointment of, or the taking of possession by, a receiver, custodian, trustee or liquidator of itself or of all or a substantial part of its property or assets; (ii) make a general assignment for the benefit of its creditors; (iii) commence a voluntary case under the United States Bankruptcy Code (as now or hereafter in effect) or under the comparable laws of any jurisdiction (foreign or domestic); (iv) file a petition seeking to take advantage of any bankruptcy, insolvency, moratorium, reorganization or other similar law affecting the enforcement of creditors’ rights generally; (v) acquiesce in writing to any petition filed against it in an involuntary case under United States Bankruptcy Code (as now or hereafter in effect) or under the comparable laws of any jurisdiction (foreign or domestic); (vi) issue a notice of bankruptcy or winding down of its operations or issue a press release regarding same; or (vii) take any action under the laws of any jurisdiction (foreign or domestic) analogous to any of the foregoing;

(k) a proceeding or case shall be commenced in respect of the Maker or any of its Subsidiaries, without its application or consent, in any court of competent jurisdiction, seeking: (i) the liquidation, reorganization, moratorium, dissolution, winding up, or composition or readjustment of its debts; (ii) the appointment of a trustee, receiver, custodian, liquidator or the like of it or of all or any substantial part of its assets in connection with the liquidation or dissolution of the Maker or any of its Subsidiaries; or (iii) similar relief in respect of it under any law providing for the relief of debtors, and such proceeding or case described in clause (i), (ii) or (iii) shall continue undismissed, or unstayed and in effect, for a period of forty-five (45) days or any order for relief shall be entered in an involuntary case under United States Bankruptcy Code (as now or hereafter in effect) or under the comparable laws of any jurisdiction (foreign or domestic) against the Maker or any of its Subsidiaries or action under the laws of any jurisdiction (foreign or domestic) analogous to any of the foregoing shall be taken with respect to the Maker or any of its Subsidiaries and shall continue undismissed, or unstayed and in effect for a period of forty-five (45) days;

(l) one or more final judgments or orders for the payment of money aggregating in excess of $250,000 (or its equivalent in the relevant currency of payment) are rendered against one or more of the Company and its Subsidiaries;

(m) the Company fails to maintain the effectiveness of the Registration Statement and the registration of the Ordinary Shares issuable to the Holder hereunder upon conversion;

(n) the Maker’s Ordinary Shares are no longer publicly traded or cease to be listed on the Trading Market;

(o) the Maker consummates a “going private” transaction and as a result the Ordinary Share is no longer registered under Sections 12(b) or 12(g) of the 1934 Act;

(p) there shall be any SEC or judicial stop trade order or trading suspension stop-order or any restriction in place with the transfer agent for the Ordinary Share restricting the trading of such Ordinary Share;

(q) the Depository Trust Company places any restrictions on transactions in the Ordinary Share or the Ordinary Share is no longer tradeable through the Depository Trust Company Fast Automated Securities Transfer program;

(r) the Company’s Market Capitalization is below $2,500,000 for ten (10) consecutive days; or

(s) the occurrence of a Material Adverse Effect in respect of the Maker, or the Maker and its Subsidiaries taken as a whole.

For the avoidance of doubt, any default pursuant to clause (i) above shall not be subject to any cure periods pursuant to the instrument governing such Indebtedness or this Debenture.

2.2 Remedies Upon an Event of Default.

(a) Upon the occurrence of any Event of Default that has not been remedied within (i) two (2) Business Days for an Event of Default occurring by the Company’s failure to comply with Section 7.1(c) of the Purchase Agreement or Section 3.2 of this Debenture, or (ii) ten (10) Business Days for all other Events of Default, provided, however, that there shall be no cure period for an Event of Default described in Section 2.1(i), 2.1(j) or 2.1(k), the interest rate on this Debenture shall accrue at an interest rate equal to the lesser of 15% per annum or the maximum rate permitted under applicable law.

(b) Upon the occurrence of any Event of Default, the Maker shall, as promptly as possible but in any event within one (1) Business Day of the occurrence of such Event of Default, notify the Holder of the occurrence of such Event of Default, describing the event or factual situation giving rise to the Event of Default and specifying the relevant subsection or subsections of Section 2.1 hereof under which such Event of Default has occurred.

(c) If an Event of Default shall have occurred and shall not have been remedied within (i) two (2) Business Days for an Event of Default occurring by the Company’s failure to comply with Section 7.1(c) of the Purchase Agreement or Section 3.2 of this Debenture, or (ii) ten (10) Business Days for all other Events of Default, provided, however, that there shall be no cure period for an Event of Default described in Section 2.1(i), 2.1(j) or 2.1(k), the Holder may at any time at its option declare the Mandatory Default Amount due and payable, and thereupon, the same shall be accelerated and so due and payable, without presentment, demand, protest, or notice, all of which are hereby expressly unconditionally and irrevocably waived by the Maker; provided, further, however, that (x) upon the occurrence of an Event of Default described above, the Holder, in its sole and absolute discretion, may: (a) from time-to-time demand that all or a portion of the Outstanding Principal Amount be converted into Ordinary Shares at the lower of (i) the then-current Conversion Price and (ii) sixty-percent (60%) of the average of the three (3) lowest daily VWAPs during the twenty (20) Trading Days prior to the delivery by the Holder of the applicable notice of conversion, which price shall not be lower than the Floor Price (as defined below); or (b) exercise or otherwise enforce any one or more of the Holder’s rights, powers, privileges, remedies and interests under this Debenture, the Purchase Agreement, the other Transaction Documents or applicable law and (y) upon the occurrence of an Event of Default described in clauses (k) or (l) above, the Mandatory Default Amount shall become immediately due and payable without presentment, demand, protest or other notice of any kind, all of which are hereby waived by the Maker. No course of delay on the part of the Holder shall operate as a waiver thereof or otherwise prejudice the rights of the Holder. No remedy conferred hereby shall be exclusive of any other remedy referred to herein or now or hereafter available at law, in equity, by statute or otherwise.

ARTICLE 3

3.1 Conversion.

(a) Conversion. At any time following the Issuance Date (such date, the “Conversion Trigger Date”), subject to Section 3.3, this Debenture shall be convertible (in whole or in part), at the option of the Holder, into such number of fully paid and non-assessable Ordinary Shares as is determined by dividing (x) that portion of the Outstanding Principal Amount that the Holder elects to convert (the “Conversion Amount”) by (y) the Conversion Price then in effect on the date on which the Holder delivers a notice of conversion, in substantially the form attached hereto as Exhibit B (the “Conversion Notice”), in accordance with Section 5.1 to the Maker. The Holder shall deliver this Debenture to the Maker at the address designated in the Purchase Agreement at such time that this Debenture is fully converted. With respect to partial conversions of this Debenture, the Maker shall keep written records of the amount of this Debenture converted as of the date of such conversion (each, a “Conversion Date”).

(b) Conversion Price. The “Conversion Price” shall be equal to the lesser of (i) $5.00, subject to adjustment as set forth in Section 3.4 herein (the “Fixed Conversion Price”) and (ii) the Alternate Conversion Price (as such term is defined in Section 3.4(i) hereafter, as applicable).

3.2 Delivery of Conversion Shares. As soon as practicable after any conversion in accordance with this Debenture and in any event within two (2) Trading Days thereafter (such date, the “Share Delivery Date”), the Maker shall, at its expense, cause to be issued in the name of and delivered to the Holder, or as the Holder may direct, a certificate or certificates evidencing the number of duly authorized, fully paid and non-assessable Ordinary Shares to which the Holder shall be entitled on such conversion (the “Conversion Shares”), in such denominations as may be requested by the Holder, which certificate or certificates shall be free of restrictive and trading legends. In lieu of delivering physical certificates for the Ordinary Shares issuable upon any conversion of this Debenture, provided the Company’s transfer agent is participating in the Depository Trust Company (“DTC”) Fast Automated Securities Transfer program or a similar program, upon request of the Holder, the Company shall cause its transfer agent to electronically transmit such Ordinary Shares issuable upon conversion of this Debenture to the Holder (or its designee), by crediting the account of the Holder’s (or such designee’s) broker with DTC through its Deposit Withdrawal Agent Commission system (provided that the same time periods herein as for stock certificates shall apply) as instructed by the Holder (or its designee).

3.3 Ownership Cap. Notwithstanding anything to the contrary contained herein, the Holder shall not be entitled to receive shares representing Equity Interests upon conversion of this Debenture to the extent (but only to the extent) that such exercise or receipt would cause the Holder Group (as defined below) to become, directly or indirectly, a “beneficial owner” (within the meaning of Section 13(d) of the 1934 Act and the rules and regulations promulgated thereunder) of a number of Equity Interests of a class that is registered under the 1934 Act which exceeds the Maximum Percentage (as defined below) of the Equity Interests of such class that are outstanding at such time. Any purported delivery of Equity Interests in connection with the conversion of this Debenture prior to the termination of this restriction in accordance herewith shall be void and have no effect to the extent (but only to the extent) that such delivery would result in the Holder Group becoming the beneficial owner of more than the Maximum Percentage of the Equity Interests of a class that is registered under the 1934 Act that is outstanding at such time. If any delivery of Equity Interests owed to the Holder following conversion of this Debenture is not made, in whole or in part, as a result of this limitation, the Company’s obligation to make such delivery shall not be extinguished and the Company shall deliver such Equity Interests as promptly as practicable after the Holder gives notice to the Company that such delivery would not result in such limitation being triggered or upon termination of the restriction in accordance with the terms hereof. To the extent limitations contained in this Section 3.3 apply, the determination of whether this Debenture is convertible and of which portion of this Debenture is convertible shall be the sole responsibility and in the sole determination of the Holder, and the submission of a notice of conversion shall be deemed to constitute the Holder’s determination that the issuance of the full number of Conversion Shares requested in the notice of conversion is permitted hereunder, and the Company shall not have any obligation to verify or confirm the accuracy of such determination. For purposes of this Section 3.3, (i) the term “Maximum Percentage” shall mean 4.99% of the number of Ordinary Shares outstanding immediately after giving effect to the issuance of Conversion Shares. The Investor, upon notice to the Company, may increase or decrease the Maximum Percentage, provided that the Maximum Percentage in no event exceeds 9.99% of the number of Ordinary Shares outstanding immediately after giving effect to the issuance of Conversion Shares ; and (ii) the term “Holder Group” shall mean the Holder plus any other Person with which the Holder is considered to be part of a group under Section 13 of the 1934 Act or with which the Holder otherwise files reports under Sections 13 and/or 16 of the 1934 Act. In determining the number of Equity Interests of a particular class outstanding at any point in time, the Holder may rely on the number of outstanding Equity Interests of such class as reflected in (x) the Company’s most recent Annual Report on Form 20-F filed with the Securities and Exchange Commission, as the case may be, (y) a more recent public announcement by the Company or (z) a more recent notice by the Company or its transfer agent to the Holder setting forth the number of Equity Interests of such class then outstanding. For any reason at any time, upon written or oral request of the Holder, the Company shall, within one (1) Trading Day of such request, confirm orally and in writing to the Holder the number of Equity Interests of any class then outstanding. Anything herein to the contrary, any increase in the Beneficial Ownership Limitation will not be effective until the 61st day after such notice is delivered to the Company. The provisions of this Section 3.3 shall be construed, corrected and implemented in a manner so as to effectuate the intended beneficial ownership limitation herein contained.

3.4 Adjustment of Fixed Conversion Price.

(a) Until the Debenture has been paid in full or converted in full, the Fixed Conversion Price shall be subject to adjustment from time to time as follows (but shall not be increased, other than pursuant to Section 3.4(a)(i) hereof):

(i) Adjustments for Stock Splits and Combinations. If the Maker shall at any time or from time to time after the Closing Date (but whether before or after the Issuance Date) effect a split of the outstanding Ordinary Share, the applicable Fixed Conversion Price in effect immediately prior to the stock split shall be proportionately decreased. If the Maker shall at any time or from time to time after the Closing Date (but whether before or after the Issuance Date), combine the outstanding Ordinary Shares, the applicable Fixed Conversion Price in effect immediately prior to the combination shall be proportionately increased. Any adjustments under this Section 3.4(a)(i) shall be effective at the close of business on the date the stock split or combination occurs.

(ii) Adjustments for Certain Dividends and Distributions. If the Maker shall at any time or from time to time after the Closing Date (but whether before or after the Issuance Date) make or issue or set a record date for the determination of holders of Ordinary Share entitled to receive a dividend or other distribution payable in Ordinary Shares, then, and in each event, the applicable Fixed Conversion Price in effect immediately prior to such event shall be decreased as of the time of such issuance or, in the event such record date shall have been fixed, as of the close of business on such record date, by multiplying the applicable Fixed Conversion Price then in effect by a fraction:

(1) the numerator of which shall be the total number of Ordinary Shares issued and outstanding immediately prior to the time of such issuance or the close of business on such record date; and

(2) the denominator of which shall be the total number of Ordinary Shares issued and outstanding immediately prior to the time of such issuance or the close of business on such record date plus the number of Ordinary Shares issuable in payment of such dividend or distribution.

(iii) Adjustment for Other Dividends and Distributions. If the Maker shall at any time or from time to time after the Closing Date (but whether before or after the Issuance Date) make or issue or set a record date for the determination of holders of Ordinary Share entitled to receive a dividend or other distribution payable in other than Ordinary Shares, then, and in each event, an appropriate revision to the applicable Fixed Conversion Price shall be made and provision shall be made (by adjustments of the Fixed Conversion Price or otherwise) so that the Holder of this Debenture shall receive upon conversions thereof, in addition to the number of Ordinary Shares receivable thereon, the number of securities of the Maker or other issuer (as applicable) or other property that it would have received had this Debenture been converted into Ordinary Share in full (without regard to any conversion limitations herein) on the date of such event and had thereafter, during the period from the date of such event to and including the Conversion Date, retained such securities (together with any distributions payable thereon during such period) or assets, giving application to all adjustments called for during such period under this Section 3.4(a)(iii) with respect to the rights of the holders of this Debenture; provided, however, that if such record date shall have been fixed and such dividend is not fully paid or if such distribution is not fully made on the date fixed therefor, the Fixed Conversion Price shall be adjusted pursuant to this paragraph as of the time of actual payment of such dividends or distributions.

(iv) Adjustments for Reclassification, Exchange or Substitution. If the Ordinary Share at any time or from time to time after the Closing Date (but whether before or after the Issuance Date) shall be changed to the same or different number of shares or other securities of any class or classes of stock or other property, whether by reclassification, exchange, substitution or otherwise (other than by way of a stock split or combination of shares or stock dividends provided for in Sections 3.4(a)(i), (ii) and (iii) hereof, or a reorganization, merger, consolidation, or sale of assets provided for in Section 3.4(a)(v) hereof), then, and in each event, an appropriate revision to the Fixed Conversion Price shall be made and provisions shall be made (by adjustments of the Fixed Conversion Price or otherwise) so that the Holder shall have the right thereafter to convert this Debenture into the kind and amount of shares of stock or other securities or other property receivable upon reclassification, exchange, substitution or other change, by holders of the number of Ordinary Shares into which such Debenture might have been converted immediately prior to such reclassification, exchange, substitution or other change, all subject to further adjustment as provided herein.

(v) Adjustments for Issuance of Additional Ordinary Shares. In the event the Maker shall at any time or from time to time after the Closing Date (but whether before or after the Issuance Date) issue or sell any additional Ordinary Shares (“Additional Ordinary Shares”), other than (A) as provided in this Debenture (including the foregoing subsections (i) through (iv) of this Section 3.4(a)), pursuant to any Equity Plan (including pursuant to Ordinary Share Equivalents granted or issued under any Equity Plan), (B) pursuant to Ordinary Share Equivalents granted or issued prior to the Closing Date, or (C) Exempted Securities, in any case, at an effective price per share that is less than the Fixed Conversion Price then in effect or without consideration, then the Fixed Conversion Price upon each such issuance shall be reduced to a price equal to the consideration per share paid for such Additional Ordinary Shares. For purposes of clarification, the amount of consideration received for such Additional Ordinary Shares shall not include the value of any additional securities or other rights received in connection with such issuance of Additional Ordinary Shares (i.e. warrants, rights of first refusal or other similar rights).

(vi) Issuance, Amendment or Adjustment of Ordinary Share Equivalents. Except for Exempted Issuances, if (x) the Maker, at any time after the Closing Date (but whether before or after the Issuance Date), shall issue any securities convertible into or exercisable or exchangeable for, directly or indirectly, Ordinary Share (“Convertible Securities”), or any rights or warrants or options to purchase any such Ordinary Share or Convertible Securities, other than Ordinary Share Equivalents granted or issued under any Equity Plan (collectively with the Convertible Securities, the “Ordinary Share Equivalents”) and the price per share for which Ordinary Shares may be issuable pursuant to any such Ordinary Share Equivalent shall be less than the applicable Fixed Conversion Price then in effect, or (y) the price per share for which Ordinary Shares may be issuable under any Ordinary Share Equivalents is amended or adjusted, pursuant to the terms of such Ordinary Share Equivalents or otherwise, and such price as so amended or adjusted shall be less than the applicable Fixed Conversion Price in effect at the time of such amendment or adjustment, then, in each such case (x) or (y), the applicable Fixed Conversion Price upon each such issuance or amendment or adjustment shall be adjusted as provided in subsection (vi) of this Section 3.4(a) as if the maximum number of Ordinary Shares issuable upon conversion, exercise or exchange of such Ordinary Share Equivalents had been issued on the date of such issuance or amendment or adjustment.

(vii) Consideration for Stock. In case any Ordinary Shares or any Ordinary Share Equivalents shall be issued or sold:

(1) in connection with any merger or consolidation in which the Maker is the surviving corporation (other than any consolidation or merger in which the previously outstanding Ordinary Shares of the Maker shall be changed to or exchanged for the stock or other securities of another corporation), the amount of consideration therefor shall be, deemed to be the fair value, as determined reasonably and in good faith by the Board of Directors of the Maker and approved by the Holder, of such portion of the assets and business of the nonsurviving corporation as such Board of Directors may determine to be attributable to such Ordinary Shares, Convertible Securities, rights or warrants or options, as the case may be; or

(2) in the event of any consolidation or merger of the Maker in which the Maker is not the surviving corporation or in which the previously outstanding Ordinary Shares of the Maker shall be changed into or exchanged for the stock or other securities of another corporation or other property, or in the event of any sale of all or substantially all of the assets of the Maker for stock or other securities or other property of any corporation, the Maker shall be deemed to have issued shares of its Ordinary Share, at a price per share equal to the valuation of the Maker’s Ordinary Share based on the actual exchange ratio on which the transaction was predicated, as applicable, and the fair market value on the date of such transaction of all such stock or securities or other property of the other corporation. If any such calculation results in adjustment of the applicable Fixed Conversion Price, or the number of Ordinary Shares issuable upon conversion of the Debenture, the determination of the applicable Fixed Conversion Price or the number of Ordinary Shares issuable upon conversion of the Debenture immediately prior to such merger, consolidation or sale, shall be made after giving effect to such adjustment of the number of Ordinary Shares issuable upon conversion of the Debenture. In the event Ordinary Share is issued with other shares or securities or other assets of the Maker for consideration which covers both, the consideration computed as provided in this Section 3.4(a)(vii) shall be allocated among such securities and assets as determined in good faith by the Board of Directors of the Maker, and approved by the Holder.

(viii) Record Date. In case the Maker shall take record of the holders of its Ordinary Share for the purpose of entitling them to subscribe for or purchase Ordinary Share or Convertible Securities, then the date of the issue or sale of the Ordinary Shares shall be deemed to be such record date.

(b) No Impairment. The Maker shall not, by amendment of its M&A or through any reorganization, transfer of assets, consolidation, merger, dissolution, issue or sale of securities or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms to be observed or performed hereunder by the Maker, but will at all times in good faith assist in the carrying out of all the provisions of this Section 3.4 and in the taking of all such action as may be necessary or appropriate in order to protect the conversion rights of the Holder against impairment. In the event the Holder shall elect to convert this Debenture as provided herein, the Maker cannot refuse conversion based on any claim that the Holder or anyone associated or affiliated with the Holder has been engaged in any violation of law, violation of an agreement to which the Holder is a party or for any reason whatsoever, unless, an injunction from a court, or notice, restraining and or adjoining conversion of this Debenture shall have issued and the Maker posts a surety bond for the benefit of the Holder in an amount equal to one hundred fifty percent (150%) of the Principal Amount of the Debenture the Holder has elected to convert, which bond shall remain in effect until the completion of arbitration/litigation of the dispute and the proceeds of which shall be payable to the Holder (as liquidated damages) in the event it obtains judgment.

(c) Certificates as to Adjustments. Upon occurrence of each adjustment or readjustment of the Fixed Conversion Price or number of Ordinary Shares issuable upon conversion of this Debenture pursuant to this Section 3.4, the Maker at its expense shall promptly compute such adjustment or readjustment in accordance with the terms hereof and furnish to the Holder a certificate setting forth such adjustment and readjustment, showing in detail the facts upon which such adjustment or readjustment is based. The Maker shall, upon written request of the Holder, at any time, furnish or cause to be furnished to the Holder a like certificate setting forth such adjustments and readjustments, the applicable Fixed Conversion Price in effect at the time, and the number of Ordinary Shares and the amount, if any, of other securities or property which at the time would be received upon the conversion of this Debenture. Notwithstanding the foregoing, the Maker shall not be obligated to deliver a certificate unless such certificate would reflect an increase or decrease of at least one percent (1%) of such adjusted amount.

(d) Issue Taxes. The Maker shall pay any and all issue and other taxes, excluding federal, state or local income taxes, that may be payable in respect of any issue or delivery of Ordinary Shares on conversion of this Debenture pursuant thereto; provided, however, that the Maker shall not be obligated to pay any transfer taxes resulting from any transfer requested by the Holder in connection with any such conversion.

(e) Fractional Shares. No fractional shares shall be issued upon conversion of this Debenture. In lieu of any fractional shares to which the Holder would otherwise be entitled, the Maker shall pay cash equal such fractional shares multiplied by the Conversion Price then in effect.

(f) Reservation of Ordinary Shares. The Maker shall at all while this Debenture shall be outstanding, reserve and keep available out of its authorized but unissued Ordinary Share, such number of Ordinary Shares as shall from time to time be sufficient to effect the conversion of this Debenture (disregarding for this purpose any and all limitations of any kind on such conversion). The Maker shall, from time to time, increase the authorized number of Ordinary Shares or take other effective action if at any time the unissued number of authorized shares shall not be sufficient to satisfy the Maker’s obligations under this Section 3.4(f).

(g) Regulatory Compliance. If any Ordinary Shares to be reserved for the purpose of conversion of this Debenture require registration or listing with or approval of any governmental authority, stock exchange or other regulatory body under any federal or state law or regulation or otherwise before such shares may be validly issued or delivered upon conversion, the Maker shall, at its sole cost and expense, in good faith and as expeditiously as possible, secure such registration, listing or approval, as the case may be.

(h) Effect of Events Prior to the Issuance Date. If the Issuance Date of this Debenture is after the Closing Date, then, if the Conversion Price or any other right of the Holder of this Debenture would have been adjusted or modified by operation of any provision of this Debenture had this Debenture been issued on the Closing Date, such adjustment or modification shall be deemed to apply to this Debenture as of the Issuance Date as if this Debenture had been issued on the Closing Date.

(i) Alternate Conversion Price. During any Restricted Period (as defined in the Leak-Out Agreement), the Conversion Price applicable for such conversion shall instead be equal to eighty percent (80%) of the average of the three (3) lowest daily VWAPs during the “Measurement Period”, which is a 10-Trading-Day period starting five (5) Trading Days prior to and ending four (4) Trading Days after the date the Conversion Shares are delivered pursuant to applicable Conversion Notice (the “Alternate Conversion Price”), provided, that the Alternate Conversion Price shall not be lower than $0.60 (the “Floor Price”), and provided further, that, following any transaction or event that would, but for the preceding proviso, lower the Alternate Conversion Price to below the Floor Price, upon the delivery of a Conversion Notice the Holder shall be entitled to receive the number of Ordinary Shares equal to the relevant Conversion Amount divided by the Floor Price.

3.5 Prepayment Following a Change of Control.

(a) Mechanics of Prepayment at Option of Holder in Connection with a Change of Control. No sooner than fifteen (15) days prior to entry into an agreement for a Change of Control nor later than ten (10) days prior to the consummation of a Change of Control, but not prior to the public announcement of such Change of Control, the Maker shall deliver written notice (“Notice of Change of Control”) to the Holder. At any time after receipt of a Notice of Change of Control (or, in the event a Notice of Change of Control is not delivered at least ten (10) days prior to a Change of Control, at any time within ten (10) days prior to a Change of Control), the Holder may require the Maker to prepay, effective immediately prior to the consummation of such Change of Control, an amount equal to 120% of the Outstanding Principal Amount (the “COC Repayment Price”), by delivering written notice thereof (“Notice of Prepayment at Option of Holder Upon Change of Control”) to the Maker.

(b) Payment of COC Repayment Price. Upon the Maker’s receipt of a Notice(s) of Prepayment at Option of Holder Upon Change of Control from the Holder, the Maker shall deliver the COC Repayment Price to the Holder immediately prior to the consummation of the Change of Control; provided that the Holder’s original Debenture shall have been so delivered to the Maker.

3.6 Inability to Fully Convert.

(a) Holder’s Option if Maker Cannot Fully Convert. If, upon the Maker’s receipt of a Conversion Notice or as otherwise required under this Debenture, including with respect to repayment of principal in Ordinary Shares as permitted under this Debenture, the Maker cannot issue Ordinary Shares for any reason, including, without limitation, because the Maker (x) does not have a sufficient number of Ordinary Shares authorized and available or (y) is otherwise prohibited by applicable law or by the rules or regulations of any stock exchange, interdealer quotation system or other self-regulatory organization with jurisdiction over the Maker or any of its securities from issuing all of the Ordinary Shares which is to be issued to the Holder pursuant to this Debenture, then the Maker shall issue as many Ordinary Shares as it is able to issue and, with respect to the unconverted portion of this Debenture or with respect to any Ordinary Shares not timely issued in accordance with this Debenture, the Holder, solely at Holder’s option, can elect to:

(i) require the Maker to prepay that portion of this Debenture for which the Maker is unable to issue Ordinary Shares or for which Ordinary Shares were not timely issued (the “Mandatory Prepayment”) at a price equal to the number of Ordinary Shares that the Maker is unable to issue multiplied by the VWAP on the date of the Conversion Notice (the “Mandatory Prepayment Price”);

(ii) void its Conversion Notice and retain or have returned, as the case may be, this Debenture that was to be converted pursuant to the Conversion Notice (provided that the Holder’s voiding its Conversion Notice shall not affect the Maker’s obligations to make any payments which have accrued prior to the date of such notice); or

(iii) defer issuance of the applicable Conversion Shares until such time as the Maker can legally issue such shares; provided, that the Principal Amount underlying such Conversion Shares shall remain outstanding until the delivery of such Conversion Shares; provided, further, that if the Holder elects to defer the issuance of the Conversion Shares, it may exercise its rights under either clause (i) or (ii) above at any time prior to the issuance of the Conversion Shares upon two (2) Business Days’ notice to the Maker.

(b) Mechanics of Fulfilling Holder’s Election. The Maker shall immediately send to the Holder, upon receipt of a Conversion Notice from the Holder, which cannot be fully satisfied as described in Section 3.6(a) above, a notice of the Maker’s inability to fully satisfy the Conversion Notice (the “Inability to Fully Convert Notice”). Such Inability to Fully Convert Notice shall indicate (i) the reason why the Maker is unable to fully satisfy the Holder’s Conversion Notice; and (ii) the amount of this Debenture which cannot be converted. The Holder shall notify the Maker of its election pursuant to Section 3.6(a) above by delivering written notice to the Maker (“Notice in Response to Inability to Convert”).

(c) Payment of Mandatory Prepayment Price. If the Holder shall elect to have its Debenture prepaid pursuant to Section 3.6(a)(i) above, the Maker shall pay the Mandatory Prepayment Price to the Holder within five (5) Trading Days of the Maker’s receipt of the Holder’s Notice in Response to Inability to Convert; provided that prior to the Maker’s receipt of the Holder’s Notice in Response to Inability to Convert the Maker has not delivered a notice to the Holder stating, to the satisfaction of the Holder, that the event or condition resulting in the Mandatory Prepayment has been cured and all Conversion Shares issuable to the Holder can and will be delivered to the Holder in accordance with the terms of this Debenture. If the Maker shall fail to pay the applicable Mandatory Prepayment Price to the Holder on the date that is one (1) Trading Day following the Maker’s receipt of the Holder’s Notice in Response to Inability to Convert, in addition to any remedy the Holder may have under this Debenture and the Purchase Agreement, such unpaid amount shall bear interest at the rate of two percent (2%) per month (prorated for partial months) until paid in full. Until the full Mandatory Prepayment Price is paid in full to the Holder, the Holder may (i) void the Mandatory Prepayment with respect to that portion of the Debenture for which the full Mandatory Prepayment Price has not been paid and (ii) receive back such Debenture.

(d) No Rights as Shareholder. Nothing contained in this Debenture shall be construed as conferring upon the Holder, prior to the conversion of this Debenture, the right to vote or to receive dividends or to consent or to receive notice as a shareholder in respect of any meeting of shareholders for the election of directors of the Maker or of any other matter, or any other rights as a shareholder of the Maker.

3.7 Pre-Settlement. No later than two (2) Trading Days (or such earlier date as required pursuant to the 1934 Act or other applicable law, rule or regulation for the settlement of a trade initiated on the Conversion Date of such Ordinary Shares issuable pursuant to the Conversion Notice) after the Conversion Date, the Company shall cause the Transfer Agent to deliver to the Investor as DWAC shares such number of Ordinary Shares (the “Pre-Settlement Shares”) equal to the product of (A) the quotient of (y) the Conversion Amount divided by (z) the Pre-Settlement Conversion Price (as defined below), and as to which the Investor shall be the owner thereof as of such time of delivery of such Conversion Date, multiplied by (B) 125%. The “Pre-Settlement Conversion Price” means 80% of the Closing Price on the date immediately preceding the Conversion Notice Date. All such determinations to be appropriately adjusted for any share split, share dividend, share combination or other similar transaction during any such measuring period.

3.8 Settlement. No later than two (2) Trading Days after the Measurement Period (the “Settlement Date”), the Company shall cause the Transfer Agent to deliver to the Investor as DWAC shares such number of Ordinary Shares (the “Settlement Shares”) equal to the Conversion Amount divided by the Conversion Price. The number of Ordinary Shares to be delivered on the Settlement Date shall be reduced by the number of Pre-Settlement Shares delivered. Notwithstanding anything herein to the contrary, if the number of Pre-Settlement Shares delivered to the Investor exceeds the number of Settlement Shares, then the Investor shall return such excess shares.

ARTICLE 4

4.1 Covenants. For so long as any Debenture is outstanding, without the prior written consent of the Holder:

(a) Compliance with Transaction Documents. The Maker shall, and shall cause its Subsidiaries to, comply with its obligations under this Debenture and the other Transaction Documents.

(b) Payment of Taxes, Etc. The Maker shall, and shall cause each of its Subsidiaries to, promptly pay and discharge, or cause to be paid and discharged, when due and payable, all lawful taxes, assessments and governmental charges or levies imposed upon the income, profits, property or business of the Maker and the Subsidiaries, except for such failures to pay that, individually or in the aggregate, have not had and would not reasonably be expected to have a Material Adverse Effect; provided, however , that any such tax, assessment, charge or levy need not be paid if the validity thereof shall currently be contested in good faith by appropriate proceedings and if the Maker or such Subsidiaries shall have set aside on its books adequate reserves with respect thereto, and provided, further, that the Maker and such Subsidiaries will pay all such taxes, assessments, charges or levies forthwith upon the commencement of proceedings to foreclose any lien which may have attached as security therefor.

(c) Corporate Existence. The Maker shall, and shall cause each of its Subsidiaries to, maintain in full force and effect its corporate existence, rights and franchises and all licenses and other rights to use property owned or possessed by it and reasonably deemed to be necessary to the conduct of its business.

(d) Investment Company Act. The Maker shall conduct its businesses in a manner so that it will not become subject to, or required to be registered under, the Investment Company Act of 1940, as amended.

(e) Standstill and Prohibited Transactions. The Company hereby covenants and agrees not to enter into (i) any agreement to issue or announce the issuance or proposed issuance of any Ordinary Shares or Ordinary Share Equivalents from the date hereof until one hundred and twenty (120) days after the Closing Date or (ii) any Prohibited Transactions without the Investor’s prior written consent, until the earlier of (a) thirty (30) days after such time as the Debenture has been repaid in full and/or has been converted into Conversion Shares and (b) the date on which the Investor ceases to hold any Ordinary Shares or have the right to acquire any Ordinary Shares. Notwithstanding the foregoing, this Section 4.1(e) shall not apply in respect of an Exempt Issuance, except that no Prohibited Transactions shall be an Exempt Issuance.

(f) Repayment of This Debenture. If the Company issues any debt, including any subordinated debt or convertible debt (other than this Debenture), or any preferred stock in excess of $500,000, unless otherwise agreed in writing by the Holder, the Company will immediately utilize 50% of the proceeds of such issuance to repay this Debenture.

4.2 Set-Off. This Debenture shall be subject to the set-off provisions set forth in the Purchase Agreement.

ARTICLE 5

5.1 Notices. Any and all notices or other communications or deliveries required or permitted to be provided hereunder shall be in writing and shall be deemed given and effective on the earliest of (a) the date of transmission, if such notice or communication is delivered via email at the email address specified in this Section prior to 5:00 p.m. (New York time) on a Business Day, (b) the next Business Day after the date of transmission, if such notice or communication is delivered via email at the email address specified in this Section on a day that is not a Business Day or later than 5:00 p.m. (New York time) on any date and earlier than 11:59 p.m. (New York time) on such date, (c) the Business Day following the date of mailing, if sent by U.S. nationally recognized overnight courier service, or (d) upon actual receipt by the party to whom such notice is required to be given. The addresses for notice shall be as set forth in the Purchase Agreement.

5.2 Governing Law. This Agreement shall be governed by and construed in accordance with the Laws of the State of New York, without reference to principles of conflict of laws or choice of laws. This Debenture shall not be interpreted or construed with any presumption against the party causing this Debenture to be drafted.

5.3 Headings. Article and section headings in this Debenture are included herein for purposes of convenience of reference only and shall not constitute a part of this Debenture for any other purpose.

5.4 Remedies, Characterizations, Other Obligations, Breaches and Injunctive Relief. The remedies provided in this Debenture shall be cumulative and in addition to all other remedies available under this Debenture, at law or in equity (including, without limitation, a decree of specific performance and/or other injunctive relief), no remedy contained herein shall be deemed a waiver of compliance with the provisions giving rise to such remedy and nothing herein shall limit the Holder’s right to pursue actual damages for any failure by the Maker to comply with the terms of this Debenture. Amounts set forth or provided for herein with respect to payments, conversion and the like (and the computation thereof) shall be the amounts to be received by the holder thereof and shall not, except as expressly provided herein, be subject to any other obligation of the Maker (or the performance thereof). The Maker acknowledges that a breach by it of its obligations hereunder will cause irreparable and material harm to the Holder and that the remedy at law for any such breach would be inadequate. Therefore, the Maker agrees that, in the event of any such breach or threatened breach, the Holder shall be entitled, in addition to all other available rights and remedies, at law or in equity, to equitable relief, including but not limited to an injunction restraining any such breach or threatened breach, without the necessity of showing economic loss and without any bond or other security being required.

5.5 Enforcement Expenses. The Maker agrees to pay all costs and expenses of enforcement of this Debenture, including, without limitation, reasonable attorneys’ fees and expenses.

5.6 Binding Effect. The obligations of the Maker and the Holder set forth herein shall be binding upon the successors and assigns of each such party, whether or not such successors or assigns are permitted by the terms herein.

5.7 Amendments; Waivers. No provision of this Debenture may be waived or amended except in a written instrument signed by the Company and the Holder. No waiver of any default with respect to any provision, condition or requirement of this Debenture shall be deemed to be a continuing waiver in the future or a waiver of any subsequent default or a waiver of any other provision, condition or requirement hereof, nor shall any delay or omission of either party to exercise any right hereunder in any manner impair the exercise of any such right.

5.8 Compliance with Securities Laws. The Holder of this Debenture acknowledges that the Holder shall not offer, sell or otherwise dispose of this Debenture in violation of securities laws.

5.9 Jurisdiction; Venue. Any action, proceeding or claim arising out of, or relating in any way to this Agreement shall be brought and enforced in the New York Supreme Court, County of New York, or in the United States District Court for the Southern District of New York. The Company and the Holder irrevocably submit to the jurisdiction of such courts, which jurisdiction shall be exclusive, and hereby waive any objection to such exclusive jurisdiction or that such courts represent an inconvenient forum. The prevailing party in any such action shall be entitled to recover its reasonable and documented attorneys’ fees and out-of-pocket expenses relating to such action or proceeding.

5.10 Parties in Interest. This Debenture shall be binding upon, inure to the benefit of and be enforceable by the Maker, the Holder and their respective successors and permitted assigns.

5.11 Failure or Indulgence Not Waiver. No failure or delay on the part of the Holder in the exercise of any power, right or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such power, right or privilege preclude other or further exercise thereof or of any other right, power or privilege.

5.12 Maker Waivers. Except as otherwise specifically provided herein, the Maker and all others that may become liable for all or any part of the obligations evidenced by this Debenture, hereby waive presentment, demand, notice of nonpayment, protest and all other demands’ and notices in connection with the delivery, acceptance, performance and enforcement of this Debenture, and do hereby consent to any number of renewals of extensions of the time or payment hereof and agree that any such renewals or extensions may be made without notice to any such persons and without affecting their liability herein and do further consent to the release of any person liable hereon, all without affecting the liability of the other persons, firms or Maker liable for the payment of this Debenture, AND DO HEREBY WAIVE TRIAL BY JURY.

(a) No delay or omission on the part of the Holder in exercising its rights under this Debenture, or course of conduct relating hereto, shall operate as a waiver of such rights or any other right of the Holder, nor shall any waiver by the Holder of any such right or rights on any one occasion be deemed a waiver of the same right or rights on any future occasion.

(b) THE MAKER ACKNOWLEDGES THAT THE TRANSACTION OF WHICH THIS DEBENTURE IS A PART IS A COMMERCIAL TRANSACTION, AND TO THE EXTENT ALLOWED BY APPLICABLE LAW, HEREBY WAIVES ITS RIGHT TO NOTICE AND HEARING WITH RESPECT TO ANY PREJUDGMENT REMEDY WHICH THE HOLDER OR ITS SUCCESSORS OR ASSIGNS MAY DESIRE TO USE.

5.13 Definitions. Capitalized terms used herein and not defined shall have the meanings set forth in the Purchase Agreement. For the purposes hereof, the following terms shall have the following meanings:

(a) “Indebtedness” means: (a) all obligations for borrowed money; (b) all obligations evidenced by bonds, debentures, notes, or other similar instruments and all reimbursement or other obligations in respect of letters of credit, bankers acceptances, current swap agreements, interest rate hedging agreements, interest rate swaps, or other financial products; (c) all capital lease obligations that exceed $150,000 in the aggregate in any fiscal year; (d) all obligations or liabilities secured by a lien or encumbrance on any asset of the Maker, irrespective of whether such obligation or liability is assumed; (e) all obligations for the deferred purchase price of assets, together with trade debt and other accounts payable that exceed $150,000 in the aggregate in any fiscal year; (f) all synthetic leases; (g) any obligation guaranteeing or intended to guarantee (whether directly or indirectly guaranteed, endorsed, co-made, discounted or sold with recourse) any of the foregoing obligations of any other person; (h) trade debt; and (i) endorsements for collection or deposit.

(b) “Mandatory Default Amount” means an amount equal to one hundred thirty percent (130%) of the Outstanding Principal Amount of this Debenture on the date on which the first Event of Default has occurred hereunder.

(c) “Market Capitalization” means, as of any date of determination, the product of (a) the number of issued and outstanding Ordinary Shares as of such date (exclusive of any Ordinary Shares issuable upon the exercise of options or warrants or conversion of any convertible securities), multiplied by (b) the closing price of the Ordinary Shares on the Trading Market on the date of determination.

(d) “Outstanding Principal Amount” means, at the time of determination, the Principal Amount outstanding after giving effect to any conversions, prepayments, or an Event of Default (including the impact of any remedies related to such Event of Default thereon) pursuant to the terms hereof.

(e) “Trading Day” means a day on which the Ordinary Shares are traded on a Trading Market.

(f) “VWAP” means, as of any date, the price determined by the first of the following clauses that applies: (a) if the Ordinary Shares are then listed or quoted on a Trading Market, the daily volume weighted average price of one Ordinary Share on the applicable Trading Market for such date (or the nearest preceding date) on such Trading Market as reported by Bloomberg Financial L.P. or by another reputable financial data reporting source (such as Thomson Reuters), (based on a Trading Day from 9:30 a.m. (New York City time) to 4:00 p.m. (New York city time)); (b) if the Ordinary Shares are not then listed on a Trading Market and if the Ordinary Shares are traded in the over-the-counter market, as reported by the OTC Bulletin Board, the volume weighted average price of one Ordinary Share for such date (or the nearest preceding date) on the OTC Bulletin Board, as reported by Bloomberg Financial L.P. or by another reputable financial data reporting source (such as Thomson Reuters); (c) if the Ordinary Shares are not then listed or quoted on the OTC Bulletin Board and if prices for the Ordinary Shares are then reported in the “Pink Sheets” published by the Pink OTC Markets Inc. (or a similar organization or agency succeeding to its functions of reporting prices), the most recent bid price of one Ordinary Share so reported, as reported by Bloomberg Financial L.P. or by another reputable financial data reporting source (such as Thomson Reuters); or (d) in all other cases, the fair market value of one Ordinary Share as determined by an independent appraiser selected in good faith by the Holder and reasonably acceptable to the Company.

[Signature Pages Follow]

IN WITNESS WHEREOF, the Maker has caused this Debenture to be duly executed by its duly authorized officer as of the date first above indicated.

PUHUI WEALTH INVESTMENT MANAGEMENT CO., LTD.

By:
Name:	Zhe Ji
Title:	Chairman & Chief Executive Officer